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FEB 27 2012

Washington, DC
125

12010297

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47051

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Teachers Personal Investors Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 Andrew Carnegie Boulevard
(No. and Street)

Charlotte	North Carolina	28262
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia A. Conti 704 988-4038
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017-6204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, Patricia A. Conti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Teachers Personal Investors Services, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mecklenburg County, North Carolina

Signed and sworn to before me this day by Patricia A. Conti
Date: February 17, 2012

Bonnie M. Wheeler
Notary Public (Bonnie M. Wheeler)

Patricia A. Conti
Signature

Chief Financial Officer
Title

BONNIE M WHEELER
Notary Public
Mecklenburg County
State of North Carolina
My Commission Expires Jun 18, 2012

BONNIE M. WHEELER
NOTARY PUBLIC
MECKLENBURG COUNTY, N.C.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Teachers Personal Investors Services, Inc.

(A wholly-owned subsidiary of TIAA-CREF Asset Management, Inc.)

Statement of Financial Condition

December 31, 2011

pwc

Teachers Personal Investors Services, Inc.

(A wholly-owned subsidiary of TIAA-CREF Asset Management, Inc.)

Statement of Financial Condition

December 31, 2011

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Asset Management, Inc.)
Index
December 31, 2011

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Asset Management, Inc.)
Index
December 31, 2011

Page(s)

Report of Independent Auditors

The Board of Directors of
Teachers Personal Investors Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Teachers Personal Investors Services, Inc. (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 21, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Asset Management, Inc.)
Statement of Financial Condition
December 31, 2011

Assets	
Cash	$ 1,025,980
Investment, at fair value	5,999,154
Due from affiliated entities	6,297,282
Total assets	$ 13,322,416
Liabilities and stockholder's equity	
Liabilities	
Due to affiliated entities	$ 6,568,313
Accounts payable and other liabilities	806
Total liabilities	6,569,119
Stockholder's equity	
Capital stock, no par value, 100 shares authorized; 1 share issued and outstanding, stated value $1	1
Paid-in capital in excess of stated value	123,818,170
Accumulated deficit	(117,064,874)
Total stockholder's equity	6,753,297
Total liabilities and stockholder's equity	$ 13,322,416

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Teachers Personal Investors Services, Inc. ("TPIS") was incorporated on October 19, 1993 under the General Corporation Law of the State of Delaware and is a wholly-owned subsidiary of TIAA-CREF Asset Management, Inc. ("TCAM"), which itself is a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918. TPIS is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority and claims exemption from 15c3-3 under Section k(1).

2. Significant Accounting Policies

Basis of Presentation

The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 21, 2012, the date the financial statements were issued.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

3. Investment

As of December 31, 2011, TPIS holds a U.S. government agency security, carried at fair value, which matures on June 20, 2012.

4. Income Taxes

Effective January 1, 1998, TPIS joined with TIAA and its includable life insurance and non-life insurance subsidiaries in filing a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended. TPIS participates in a tax sharing agreement with TIAA. The agreement provides that current federal income tax expense (benefit) is computed on a separate return basis and that members shall make payments or receive reimbursements to the extent that their income (loss) contributes to or reduces consolidated federal tax expense.

Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion of the deferred income tax assets will not be realized.

The Company has been included as part of a unitary filing group comprising the non-life insurance company subsidiaries of TIAA in those states where the activities of other non-life subsidiaries require such filings. The Company files state tax returns on a separate return basis in other states, as required.

At December 31, 2011, Due from affiliated entities includes $161,021 related to federal taxes due from TIAA on current and deferred tax items and Due from affiliated entities includes $16,889 of state tax estimated payments related to returns filed on a separate return basis.

At December 31, 2011, the Company had federal income tax net operating loss ("NOL") carryforwards of $736,085, which begin to expire in 2014. A valuation allowance of $257,630 has been recognized as management believes that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax asset on the NOL carryforwards.

In accordance with generally accepted accounting principles, whenever the Company adopts a position on a tax issue, the Company determines whether it is more-likely-than-not that the tax position taken will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold would be charged to earnings in the period that such determination is made. The Company has no unrecognized tax benefits at December 31, 2011.

TPIS is subject to yearly IRS examination due to its inclusion in the consolidated federal income tax return of TIAA. Currently, the IRS has completed its examination of tax years through 2006 and there were no material adverse adjustments.

5. Minimum Net Capital Requirements

As a registered broker-dealer, TPIS is subject to the minimum net capital requirements pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Under that Rule, TPIS is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3 percent of aggregate indebtedness, as defined. At December 31, 2011, TPIS had net capital of $4,176,349 which exceeded required net capital by $3,738,408, and a ratio of aggregate indebtedness to net capital of 1.57 to 1.

6. Fair Value of Financial Instruments

Investments owned are held at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 - Significant unobservable inputs (including Services' own assumptions in determining fair value) for the asset or liability.

Substantially all of TPIS's assets and liabilities are represented by cash balances held by depository institutions or are short-term in nature thus their carrying amounts approximate fair value as defined within the standard. As of December 31, 2011, TPIS holds Federal Agency Securities, with a maturity of less than one year that is considered by the Company to be Level 2. There has been no movement of securities between levels during the year.

7. Related Party Transactions

TPIS provides services related to the distribution of variable annuity products, variable life products, mutual funds and other selected investment products offered by affiliated organizations. The business of TPIS is limited to the distribution and underwriting of investment products offered by affiliates. Since 2004 TPIS, in its role as principal underwriter, has had selling agreements for many of these products with TIAA-CREF Individual & Institutional Services, LLC ("Services") an affiliated broker-dealer, authorizing Services to distribute the products on a retail basis. In accordance with the selling agreements, TPIS is not obligated to pay Services for any amount due until it is received from other organizations.

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